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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Iridex Corporation
(Name of Issuer)
Shares of Common Stock, $0.01 par value
(Title of Class of Securities)
462684101
(CUSIP NUMBER)
Paragon Associates and Paragon Associates II Joint Venture
500 Crescent Court, Suite 260
Dallas, Texas 75201
Tel. No.: (214) 871-3700
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
- with copies to -
Eliot D. Raffkind
Akin, Gump, Strauss, Hauer & Feld, L.L.P.
1700 Pacific Avenue, Suite 4100
Dallas, Texas 75201-4618
(214) 969-2800

February 6, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS Paragon Associates and Paragon Associates II Joint Venture

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Texas

	7	SOLE VOTING POWER

NUMBER OF		750,000

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		750,000

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	750,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	8.5%

14	TYPE OF REPORTING PERSON

	OO

1	NAMES OF REPORTING PERSONS Bradbury Dyer III

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		750,000

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		750,000

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	750,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	8.5%

14	TYPE OF REPORTING PERSON

	IN

AMENDMENT NO. 1 TO SCHEDULE 13D
This Amendment No. 1 to Schedule 13D (the “Amendment”) is being filed on behalf of (i) Paragon Associates and Paragon Associates II Joint Venture, a joint venture (“Paragon JV”) formed by Paragon Associates, Ltd., a Texas limited partnership (“Paragon”) and Paragon Associates II, Ltd. a Texas limited partnership (“Paragon II”), and (ii) Bradbury Dyer III (“Mr. Dyer”, and together with Paragon JV, the “Reporting Persons”). This Amendment modifies the original Schedule 13D filed with the Securities and Exchange Commission on January 8, 2009 (the “Original 13D”) relating to shares of common stock, $0.01 par value (the “Common Stock”) of Iridex Corporation, a Delaware corporation (the “Issuer”).
This Amendment relates to Common Stock purchased by Mr. Dyer for the account of Paragon JV on behalf of Paragon and Paragon II. Mr. Dyer, as the authorized agent to Paragon JV, controls the investment decisions of Paragon JV.
Item 3. Source and Amount of Funds
Item 3 of the Original 13D is hereby amended and restated in its entirety to read as follows:
The net investment costs (including commissions, if any) of the shares of Common Stock purchased by the Reporting Persons is $923,189.15. The source of these funds was the working capital of the Reporting Persons.
Item 5. Interest in Securities of the Issuer
Item 5 of the Original 13D is hereby amended and restated in their entirety to read as follows:
(a) As of February 10, 2009, Paragon JV, by virtue of carrying out the purposes of Paragon and Paragon II per the joint venture agreement of Paragon JV, a copy of which is herewith filed as Exhibit 2 and incorporated herein by reference, beneficially owns 750,000 shares of Common Stock, which represents 8.5% of the Issuer’s outstanding shares of Common Stock. The percentage of ownership of the Reporting Persons, as reported in this Schedule 13D was calculated by dividing (i) 750,000 shares of Common Stock owned by Paragon JV, by (ii) 8,824,301 shares of Common Stock outstanding as of October 31, 2008 based upon the Form 10-Q filed with the Securities and Exchange Commission on November 4, 2008. Mr. Dyer does not have direct beneficial ownership of the 750,000 shares of the Issuer’s Common Stock; however, Mr. Dyer, as sole general partner of Paragon and Paragon II, and as agent for Paragon JV, may be deemed, for purposes of determining beneficial ownership pursuant to Rule 13d-3, to have indirect beneficial ownership of such shares.
(b) Paragon JV has the power to vote and dispose of the 750,000 shares of Common Stock it holds; and Mr. Dyer, as the authorized agent of Paragon JV, has the power to vote and dispose of the 750,000 shares of Common Stock held by Paragon JV.
(c) On January 9, 2009, the Reporting Persons purchased 8,136 shares of Common Stock at a price of $1.01 per share. On February 5, 2009, the Reporting Persons purchased 100 shares of Common Stock at a price of $0.56 per share. On February 6, 2009, the Reporting Persons purchased 249,900 shares of Common Stock at a price of $0.71 per share. All of the purchases were effected through open market transactions.
(d) Not Applicable.
(e) Not Applicable.

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 10, 2009	PARAGON ASSOCIATES AND PARAGON ASSOCIATES II JOINT VENTURE
	By:	/s/ Bradbury Dyer III
		Name:	Bradbury Dyer III
		Title:	Authorized Agent

BRADBURY DYER III
	By:	/s/ Bradbury Dyer III